EXHIBIT 99.1

enCore Energy Provides 2023 Year End Letter

NYSE American:EU
TSXV:EU
www.encoreuranium.com

DALLAS, Texas, Dec. 22, 2023 /CNW/ - enCore Energy Corp. ("enCore" or the "Company") (NYSE American: EU) (TSXV: EU) today provides the Company's Year End Letter thanking shareholders for their support through a transformational year at America's Clean Energy Company™. With a clear path towards our objective to be a domestic uranium producer in the United States, enCore achieved a successful 2023. Our commitment to the selection and advancement of production-ready projects combined with strategic deployment of capital and the development of a multi-talented team has kept us quite busy this year. We are proud to successfully realize all our 2023 objectives and are now gearing up for a promising 2024.

At the end of 2023, we find enCore operating at a time when the world is embracing nuclear fuel as a clean, reliable, and safe zero-carbon fuel source with unparalleled bi-partisan support in the United States. This, combined with geopolitical tensions, has highlighted the essential need for domestic uranium in the United States to fuel energy needs and the growing demand for a reliable and affordable baseload power. Our timing to push accelerate our path forward has worked in our favor.

We see the shift towards nuclear energy as a power source, increasing the need for uranium, as a multi-decade cycle. We also see the next 4 to 5 years as an incredible and unique opportunity for projects utilizing In-Situ Recovery ("ISR") technology for the extraction of uranium, which leverages the depth of talent and experience of our team. This unique opportunity comes from the agility of the ISR business with permitting times, capital costs, operating costs and reclamation costs all considerably reduced in comparison to potential new conventional uranium mining operations. Focusing our production strategy on ISR projects in Wyoming and Texas that are NRC Agreement States provides for greater certainty and shorter permitting timelines due to decades-long experience of regulating ISR uranium recovery technology. The operational flexibility provided by ISR uranium recovery allows us to leverage our licensed and permitted processing plants to expand production as nuclear energy demand increases.

For 2023, our successes have been many, and in reflection, are incredible milestones to achieve in one year. January 2023 commenced with our US$7 million sale of uranium to the US government, the highest price of all successful bids, and we launched a new listing on the NYSE American stock exchange. This was followed by the acquisition of the Alta Mesa ISR Uranium Project and Central Processing Plant ("CPP") in South Texas that included a licensed and permitted Central Processing Plant, significant mineral resources, and one of the largest uranium mineral properties in the United States with approximately 200,000 acres of mineral rights.

We end the year with one of our most significant milestones, the restart of uranium production at the Rosita CPP, accomplished 20 months after its renovation commenced. Production at the Rosita CPP marks the first production in Texas in over a decade. We then wrapped up the year with the announcement of our US$70 million transaction for a 70/30 joint venture ("JV") on the Alta Mesa ISR Uranium Project and CPP with Boss Energy Ltd. ("Boss"). The arrangement with Boss as a 30% minority partner on only one of our production assets allows us to use the proceeds of $60 million US to aggressively advance project timelines across the Company. Finally, we announced new listing on NASDAQ.

Yet in between these huge milestones, we were also able to complete a great deal of work that will assist in our future endeavors as America's Clean Energy Company™.

We successfully implemented our Non-Core Asset Disposition objective with the sale of the Marquez-Juan Tafoya for C$5million and an 18.5% stake of the acquiring company. We also sold the Kaycee Project in Wyoming for 19.9% stake in a separate company. Under the terms of the sale of the Kaycee Project we retain a back-in right, at our discretion, for 51% ownership and the right to advance the Kaycee Project into production.

We acquired all of the proprietary Prompt Fission Neutron ("PFN") technology and equipment, including related exclusive intellectual property, and global licensing rights, providing enCore with a clear competitive advantage by providing real time assays for uranium that is not suited to conventional coring and assay methods. We then arranged a strategic collaboration to expand this technology application to Australia to grow this business.

Since 2021, enCore has entered into four uranium sales agreements with the most recent announced in February 2023. We continue to see utilities in the United States looking to domestic uranium producers as a means to mitigate the supply chain risks resulting from continuing geopolitical uncertainty. Because of our demonstrated results, strong management team, and multiple production sources with minimal permitting risk, we are considered a "go to" supplier as nuclear utilities navigate the changing uranium market. enCore is committed to building a balanced portfolio of sales contracts with a portion of its production in defined agreements to ensure stability of operations while retaining a significant portion of production set aside to ensure participation in the upside of a rising spot market.

We also delivered our first uranium into one of the uranium sales agreements. This delivery of 200,000 pounds U3O8 represents the first portion of the annual deliveries into the 5-year agreement that covers 2 million pounds of uranium with significant delivery flexibility for market related pricing. We successfully acquired uranium under favorable pricing terms in 2022 from a third party and delivered it into this agreement in 2023 using current spot market pricing indicators to establish the sales price well above our purchase price.

Other highlights include entering into a Controlled Equity Offering ("ATM") of US$70,000,00, targeted for accretive transactions. This became important when enCore acquired its third uranium processing plant, the Alta Mesa Project and CPP for US$120 million which included US$60 million in cash and a US$60 million convertible note. Using strategic deployment of capital from the ATM, we successfully reduced our debt from US$60 million to US$20 million at an average price of US$3.23 per share as compared to a US$2.91 per share conversion price which resulted in our shareholders saving significant dilution had the debt been fully converted prior to repayment. We expect the current debtholder to convert the balance of the debt in the near term.

Once the JV transaction on the Alta Mesa Project and CPP completes, scheduled for early 2024, enCore will hold US$70 million in additional cash plus the potential proceeds from any possible sale of uranium borrowed, as part of the JV transaction, and sold into market related contracts. This allows enCore, in 2024, with the financial capacity to significantly accelerate our uranium production pipeline across South Texas including the advancement of multiple satellite operations. In addition, our strong cash position paves the way for aggressive expansion, consolidation and development of our Dewey Terrace and Dewey-Burdock projects straddling the Wyoming–South Dakota border, and it enables the Company to quicken development of its Gas Hills project in Wyoming.

Yet through all of this, enCore is still in the very early days of its journey, and this presents a compelling opportunity for our investors and our team to share in our exciting path forward. We anticipate maintaining our momentum into 2024 by advancing our growth strategy, which we expect will continue to demonstrate results to the broader investment community and public. Expanding our US trading and awareness strategy is a 2024 goal, commenced effectively in 2023. And as you may have gathered from our history of acquisitions and mergers, we see abundant opportunity for growth and consolidation in the industry. With the right team and resources, it is our belief that enCore is well positioned for future growth and expansion.

Our first major milestone in 2024 is the planned restart of our second past-producing plant, the large Alta Mesa CPP and Wellfield, in South Texas. Our objective is to continue to expand production of uranium to meet our objectives for production levels going forward.

Working closely together, our board, management, and operational staff are motivated to continuously improve the quality of our processes and work outcomes. The entire team shares common values that drive our successes, and we are all passionate about the job of making enCore the best choice for those who want exposure to a world-class, lower risk domestic source of uranium, fueling the future as America's Clean Energy Company™.

enCore also proactively collaborates with the communities surrounding our project, generating much needed employment and business opportunities. We are excited to share our new initiative, starting in 2024, which will see enCore embark on an education-focused program to enhance education centered around In-Situ Recovery technology, a growing industry with many opportunities for our youth. Get the Edge from Education, enCore's Education Society, is our way of both giving back to our communities of interest while simultaneously building the workforce of the next generation.

We are aware of how our initiatives can fundamentally transform the lives of local communities and stakeholders, and we work hard to strengthen our relationship with local partners and suppliers. In addition to this commitment, in 2023 enCore sponsored the Senior's Christmas dinner in Edgemont, South Dakota and in Corpus Christi, South Texas. We have made a generous donation to Mirador Retirement Community, a non-profit organization, and their Covenant Fund while also sponsoring their holiday celebration. The Covenant Fund supports addressing the financial issues related to seniors outliving their income and ability to pay for the care they need.

Finally, we would like to thank our employees, directors, and key contractors for their commitment to enCore. We have grown from 3 employees in 2021 to over 80 employees at this time. It is the hard work, dedication and alignment of our team that enables us to deliver on our goals. We also want to thank you, our shareholders, for your continuing support, your confidence and above all for your trust. On behalf of the Board of Directors and management we wish you and your family a very Merry Christmas and Happy Holidays. We also extend our wishes for a 2024 full of opportunity, good health and happiness.

Thank you again from enCore Energy, America's Clean Energy Company™.

William M. Sheriff                                   William Paul Goranson
Executive Chairman                              Chief Executive Officer

About enCore Energy Corp.

enCore Energy Corp., America's Clean Energy Company™, is committed to providing clean, reliable, and affordable domestic nuclear energy as the newest uranium producer in the United States. enCore solely utilizes In-Situ Recovery ("ISR") for uranium extraction, a well-known and proven technology co-developed by the leaders at enCore Energy. In-Situ Recovery extracts uranium in a non-invasive process using natural groundwater and oxygen, coupled with a proven ion exchange process, to recover the uranium. Uranium production commenced at enCore's licensed and past-producing South Texas Rosita Central Processing Plant (CPP) in November 2023 and at its licensed and past-producing South Texas Alta Mesa CPP in 2024.

Future projects in enCore's production pipeline include the Dewey-Burdock project in South Dakota and the Gas Hills project in Wyoming, along with significant uranium resource endowments in New Mexico providing long term opportunities. The enCore team is led by industry experts with extensive knowledge and experience in all aspects of ISR uranium operations and the nuclear fuel cycle. enCore diligently works to realize value from other owned assets, including our proprietary uranium database that includes technical information from many past producing companies, from our various non-core assets, and by leveraging our ISR expertise in researching opportunities that support the use of this technology as applied to other metals. enCore is also committed to working with local communities and indigenous governments to create positive impact from corporate developments.

Cautionary Note Regarding Forward Looking Statements:

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

The Company advises that it is not basing its production decisions at Alta Mesa CPP or Rosita CPP on a feasibility study of mineral reserves demonstrating economic and technical viability. The production decision is based on known past ISR and processing operations at these two production facilities and surrounding lands. However, the Company understands that there is increased uncertainty, and consequently a higher risk of failure, when production is undertaken in advance of a feasibility study. The Company has determined to proceed with a production decision based on past operations at the Alta Mesa CPP and Rosita CPP, including past ISR operations in the known mineral resource areas.

Note on forward looking information: Certain information contained in this news release, including: any information relating to the Company being a leading uranium company, statements regarding future or potential production, and any other statements regarding future expectations, beliefs, goals or prospects; may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws and regulations (collectively, "forward-looking statements"). All statements in this news release that are not statements of historical fact (including statements containing the words "expects", "is expected", "does not expect", "plans", "anticipates", "does not anticipate", "believes", "intends", "estimates", "projects", "potential", "scheduled", "forecast", "budget" and similar expressions or variations (including negative variations) of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken) should be considered forward-looking statements. Such forward-looking statements include statements regarding completion of the transactions contemplated in the Agreement, and regarding our planned extraction and production operations. All such forward-looking statements are subject to important risk factors and uncertainties, many of which are beyond the company's ability to control or predict. Forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; future legislative and regulatory developments; the ability of the parties to the Agreement to satisfy all conditions to closing of the transactions contemplated therein, the ability of enCore to implement its business strategies; including commencement of production at Alta Mesa in the planned time frames or at all; the expansion of operations to satellite locations; and other risks. A number of important factors could cause actual results or events to differ materially from those indicated or implied by such forward-looking statements, including without limitation access to capital risks in connection with the Agreement and otherwise, exploration and development risks, changes in commodity prices, access to skilled mining personnel, the results of exploration and development activities; production risks; uninsured risks; regulatory risks; defects in title; the availability of materials and equipment, timeliness of government approvals and unanticipated environmental impacts on operations; litigation risks; risks posed by the economic and political environments in which the Company operates and intends to operate; increased competition; assumptions regarding market trends and the expected demand and desires for the Company's products and proposed products; reliance on industry equipment manufacturers, suppliers and others; the failure to adequately protect intellectual property; the failure to adequately manage future growth; adverse market conditions, the failure to satisfy ongoing regulatory requirements and factors relating to forward looking statements listed above which include risks as disclosed in the Company's annual information form filings. Should one or more of these risks materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company assumes no obligation to update the information in this communication, except as required by law. Additional information identifying risks and uncertainties is contained in filings by the Company with the various securities commissions which are available online at www.sec.gov and www.sedar.com. Forward-looking statements are provided for the purpose of providing information about the current expectations, beliefs and plans of management. Such statements may not be appropriate for other purposes and readers should not place undue reliance on these forward-looking statements, that speak only as of the date hereof, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement.

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SOURCE enCore Energy Corp.

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%CIK: 0001500881

For further information: William M. Sheriff, Executive Chairman, 972-333-2214, info@encoreuranium.com, www.encoreuranium.com

CO: enCore Energy Corp.

CNW 14:08e 22-DEC-23